Exhibit 99.1

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Enhanced Ltd
Grand Cayman, Cayman Islands
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Enhanced Ltd (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Uncertainty
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, P.C.
We have served as the Company’s auditor since 2025.
New York, New York
February 12, 2026, except for the effects of the reverse recapitalization described in Note 1, as to which the date is August 25, 2026

Enhanced Ltd
Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 25,253,578	$ 4,018,226
Deposit assets	597,011	—
Deferred offering costs	3,987,901	—
Prepaid expenses and other assets	436,750	103,649

Total current assets	30,275,240	4,121,875
OTHER ASSETS:
Deposit assets, long-term	1,360,004	—
Equipment, net	433,804	3,134
Intangible assets, net	30,000	30,000

TOTAL ASSETS	$ 32,099,048	$ 4,155,009

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Simple Agreements for Future Equity	$ 29,660,667	$ —
Accounts payable and accrued expenses	2,991,524	1,901,176
Deposit liabilities	476,253	—
Other current liabilities	18,896	—

Total liabilities	33,147,340	1,901,176
Commitments and contingencies (Note 9)
STOCKHOLDERS’ EQUITY (DEFICIT):
Common Stock, $0.0001 par value; 126,315,883 and 105,990,111 shares authorized; 107,999,991 and 95,628,414 shares issued and outstanding as of December 31, 2025 and 2024, respectively	10,800	9,563
Additional paid-in capital	30,981,684	7,623,369
Accumulated deficit	(32,040,776)	(5,379,099)

Total stockholders’ equity (deficit)	(1,048,292)	2,253,833

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$ 32,099,048	$ 4,155,009

The accompanying notes are an integral part of these consolidated financial statements

Enhanced Ltd
Consolidated Statements of Operations and Comprehensive Loss

	For the Years Ended December 31,
	2025	2024
Operating expenses:
General and administrative	$ 21,732,936	$ 4,019,290
Athlete	3,743,219	204,071
Marketing	1,404,324	227,388
Depreciation	8,553	759

Total operating expenses	26,889,032	4,451,508

Loss from operations	(26,889,032)	(4,451,508)

Other income (expenses):
Interest income and other expense, net	227,355	68,184
Change in fair value of Simple Agreement for Future Equity liabilities	—	(316,145)

Total other income (expenses), net	227,355	(247,961)

Loss before income taxes	(26,661,677)	(4,699,469)

Net loss and comprehensive loss	$ (26,661,677)	$ (4,699,469)

Net loss per share, basic and diluted	$ (0.27)	$ (0.05)

Weighted-average shares of common stock, basic and diluted	100,418,167	90,539,124

The accompanying notes are an integral part of these consolidated financial statements

Enhanced Ltd
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(As Retroactively Restated for the Effect of the Reverse Recapitalization — See Note 1)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2023, as previously reported	10,000,000	100	128,188	(679,630)	(551,342)
Effect of retroactive application of the reverse recapitalization (Note 1)	66,021,255	7,502	(7,502)	0	0
Balance, December 31, 2023, as adjusted for the effects of the reverse recapitalization	76,021,255	7,602	120,686	(679,630)	(551,342)
Conversion of Simple Agreements for Future Equity to common stock	5,722,318	572	1,557,571	—	1,558,143
Issuance of common stock	13,884,841	1,389	5,945,112	—	5,946,501
Net loss	—	—	—	(4,699,469)	(4,699,469)
Balance, December 31, 2024, as adjusted for the effects of the reverse recapitalization	95,628,414	9,563	7,623,369	(5,379,099)	2,253,833
Issuance of common stock and warrants, net of issuance costs	12,371,577	1,237	19,895,682	—	19,896,919
Stock-based compensation expense	—	—	3,462,633	—	3,462,633
Net loss	—	—	—	(26,661,677)	(26,661,677)
Balance, December 31, 2025, as adjusted for the effects of the reverse recapitalization	107,999,991	10,800	30,981,684	(32,040,776)	(1,048,292)
The accompanying notes are an integral part of these consolidated financial statements

Enhanced Ltd
Consolidated Statements of Cash Flows

	For the Years Ended
	December 31, 2025	December 31, 2024
Operating Activities
Net loss	$ (26,661,677)	$ (4,699,469)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	3,462,633	—
Depreciation expense	8,553	759
Change in fair value of Simple Agreement for Future Equity liabilities	—	316,145
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	621,756	1,419,814
Deposit liabilities	476,253	—
Other current liabilities	18,896	(93,584)
Deposit assets	(597,011)	—
Deposit assets, long-term	(1,360,004)	—
Prepaid expenses and other current assets	(333,101)	—

Net cash used in operating activities	(24,363,702)	(3,056,335)
Investing Activities
Purchases of equipment	(439,223)	(2,683)

Net cash used in investing activities	(439,223)	(2,683)
Financing Activities
Proceeds from issuance of Simple Agreements for Future Equity	29,660,667	899,999
Proceeds from exercise of warrants	2,332	—
Proceeds from issuance of common stock and warrants	19,999,980	6,029,987
Issuance costs related to common stock	(105,393)	(83,486)
Payment of offering costs	(3,519,309)	—

Net cash provided by financing activities	46,038,277	6,846,500
Increase in cash and cash equivalents	21,235,352	3,787,482
Cash and cash equivalents, at beginning of period	4,018,226	230,744

Cash and cash equivalents, at end of period	$ 25,253,578	$ 4,018,226

Supplemental disclosures of non-cash activities:
Conversions of Simple Agreements for Future Equity to common stock	$ —	$ 1,558,143

Offering costs included in accrued expenses	$ 468,592	$ —

The accompanying notes are an integral part of these consolidated financial statements

Enhanced Ltd
Notes to Consolidated Financial Statements
1. Nature of the Business
Enhanced Ltd (the “Company” or “Enhanced”) is a growth-stage company operating within the sports entertainment, performance technology, and lifestyle wellness markets. The Company operates under the “Enhanced” brand and is developing a portfolio of products and experiences that integrate athletic competition, scientific advancement, and consumer engagement. The Company intends to compete in categories with established market leaders including live sports events and digital media.
On January 14, 2025, Enhanced US LLC, a Delaware limited liability company, was established and is a wholly owned subsidiary of Enhanced Ltd. The purpose of this new entity is to support the Company’s expansion and operations in the U.S. market.
On November 18, 2025, Enhanced Emirates Limited, a limited liability company, was established in Abu Dhabi, United Arab Emirates, and is a wholly owned subsidiary of Enhanced Ltd. The purpose of this new entity is to support the Company’s expansion of scientific advancement and consumer engagement.
The Company is currently engaged in organizing live sporting events, the production and distribution of related content through various channels. Through the creation of the Company’s showcase event, the Enhanced Games, is intended to allow the world’s best athletes to pursue their full human potential and become faster and stronger than ever. The Company operates in one business segment.
Business Combination
On November 26, 2025, the Company entered into a definitive business combination agreement (“BCA”) with A Paradise Acquisition Corp. (“A Paradise”) (NASDAQ: APAD), a special purpose acquisition company (SPAC), to bring its global sports business to the public markets.
The accompanying consolidated financial statements for the years ended December 31, 2025 and 2024 have been retroactively restated to reflect the number of shares of the Company’s Class A common stock issued to Enhanced’s shareholders in connection with the Business Combination on May 7, 2026 (which was accounted for as a reverse recapitalization), using an exchange ratio of 7.60212550443111 shares of Class A common stock for each share of Enhanced’s legacy common or convertible preferred stock outstanding (the “Exchange Ratio”). All share and per-share amounts, including the convertible preferred stock and stockholders’ equity (deficit) sections of the consolidated balance sheets, the consolidated statements of changes in stockholders’ equity (deficit), and net loss per share, have been retroactively adjusted for all periods presented using the Exchange Ratio. The Company’s convertible preferred stock, previously classified as mezzanine equity, has been retroactively restated as common stock for all periods presented, as the underlying preferred stock converted into common stock of the combined company in connection with the Business Combination.
Liquidity and Ability to Continue as a Going Concern
The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.
The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.
The Company has incurred recurring losses since its inception, including net losses of $26.7 million for the year ended December 31, 2025 and an accumulated deficit of $32.0 million through the same period. The Company expects to continue to generate operating losses for the foreseeable future. Through December 31, 2025, the Company has financed its operations primarily from the sale of equity securities. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital to fund its operations.

Based on the Company’s recurring losses from operations incurred since inception, expectations of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, as of the date these financial statements are available to be issued, the Company has concluded that its current cash and cash equivalents are not sufficient to fund its operations and there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements were issued.
The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
Risks and Uncertainties
The Company is subject to risks and uncertainties common to early-stage companies in the health industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and those specific to the pharmaceutical industry such as the U.S. Food and Drug Administration, and the ability to secure additional capital to fund operations. Products currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance and reporting capabilities. The Company’s future clinical trials require significant compliance and monitoring by government agencies and there can be no assurances that such agencies will approve procedures followed in the Company’s trials. Another likely scenario is that such agencies would require additional procedures to be performed which would push out commercialization timing. Further, even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
If the Company’s product development efforts are successful, they are subject to significant risks and uncertainties related to product commercialization and launch, including being unable to secure additional funding to make the Company’s current technology operational before another company develops similar technology. Additionally, the Company’s potential product would compete in the medical industry. The industry is subject to technology advancements as well as being affected by political conditions which could impact the market’s reimbursement and regulatory policy, and by economic conditions surrounding availability and affordability of health insurance and access to health services.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).
Reclassifications
As a result of material athlete expenses recorded during the year ended December 31, 2025, and to conform to the current year presentation in the consolidated statements of operations and comprehensive loss, the Company has reclassified $204,071 from marketing to athlete for the year ended December 31, 2024.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Actual results could differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. The estimates and assumptions used do not have a material effect on the financial statements for the periods presented.
The Company considers the assumptions and estimates associated with stock-based compensation to have the most significant impact on our financial statements.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.
Deferred Offering Costs
The Company has incurred deferred offering costs in connection with the proposed BCA and recognized $4.0 million in deferred offering costs as of December 31, 2025. Deferred offering costs incurred through December 31, 2025 balance sheet date consisted of legal fees and other costs that are directly attributable and incremental to the proposed BCA. No deferred offering costs were incurred or recognized by the Company as of December 31, 2024.
Should the proposed BCA prove to be unsuccessful, deferred costs, as well as additional expenses to be incurred, will be charged to operations.
Accrued Expenses
As part of the process of preparing financial statements, the Company is required to estimate accrued expenses. This process involves identifying services that have been performed on the Company’s behalf and estimating the level of services performed and the associated costs incurred for such services where the Company has not yet been invoiced or otherwise notified of actual cost.
In accruing service fees, the Company estimates the time period over which services will be provided and the level of effort in each period. If the actual timing of the provision of services or the level of effort varies from the estimate, the Company adjusts the accrual accordingly. In the event that the Company does not identify costs that have been incurred or it under or overestimates the level of services performed or the costs of such services, its actual expenses could differ from such estimates. The date on which some services commence, the level of services performed on or before a given date and the cost of such services can be subjective determinations. The Company prepares its estimates based on the facts and circumstances known to it at the time.
Property and Equipment, Net
Equipment is stated at cost less accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in the statements of operations and comprehensive loss in the period realized. Repairs and maintenance costs are expensed as incurred. The Company’s equipment is comprised of computer equipment and fitness equipment with an estimated useful life of 3 and 5 years, respectively.
Intangible Assets, Net
On October 19, 2023, the Company purchased the rights to the domain “enhanced.com”, from a private party at a purchase price of $30,000. The Company uses the domain as the main landing page and determined that this domain has an indefinite useful life. The Company annually evaluates the recoverability of the indefinite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. To test indefinite-lived intangible assets for impairment, the Company first performs a qualitative assessment to determine if it is more likely than not that the carrying amount of each of its indefinite-lived intangible assets exceeds its fair value.

Based on these qualitative assessments in 2025 and 2024, management did not identify any events or changes in circumstances that would indicate that the carrying amounts of the Company’s intangible assets are not recoverable. The qualitative impairment assessment of the indefinite intangible assets indicated that the fair value of such assets exceeded their carrying value and therefore were not at risk of impairment. Accordingly, no quantitative impairment test was deemed necessary, and no impairment losses were recognized for the years ended December 31, 2025 and 2024.
Impairment of Long-lived Assets
Long-lived assets such as equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment of the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Company did not record any impairment of long-lived assets during the years ended December 31, 2025 and 2024.
Related Parties
Entities are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and benefits and stock-based compensation for personnel in our executive, business development, and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees for accounting, auditing, tax and consulting services, insurance costs, travel, facility related expenses and other operating costs. General and administrative expenses are expensed as incurred.

Marketing Expenses
The Company incurs marketing expenses to promote the Company’s brand, events, initiatives within the global sports and entertainment industry. The Company also includes third-party marketing expenses including market research and marketing consulting.
Advertising
Advertising costs are expensed as incurred and are presented as a component of marketing expenses in the consolidated statements of operations and comprehensive loss. Advertising expenses for the years ended December 31, 2025 and 2024, were $174,629 and $0, respectively.
Athlete Expenses
The Company engages athletes under year-round agreements providing athletes contract and training stipends and incentive bonuses enabling them to focus exclusively on their sport. Athlete costs are expensed as incurred.
Simple Agreements for Future Equity Liabilities
In 2025, immediately prior to the BCA, the Company entered an equity private placement, issuing Simple Agreements for Future Equity (“SAFEs”) to investors for an aggregate amount of approximately $40 million. As of December 31, 2025, the Company received approximately $29.7 million of the anticipated $40 million raise. The remaining $10.3 million has not been received as of the date these financial statements are issued and does not represent an unconditional right to payment. Each SAFE entitles investors, upon consummation of the BCA, to receive Enhanced common shares based on their investment amount, the Company’s post-money valuation cap of $1.2 billion, and fully diluted capitalization. These common shares will then be exchanged for Enhanced Group Class A common stock, reflecting investors’ pro rata ownership. Additionally, SAFE investors will receive one warrant for every two shares acquired, exercisable for two years if the business combination is consummated. If the business combination does not close, SAFE investors would become shareholders of Enhanced Ltd.
The Company issued Simple Agreements for Future Equity (“SAFEs”) in 2023 and 2024 as part of its early-stage equity financing. The SAFEs convert into equity upon certain events including but not limited to equity financing, liquidity event such as a change of control or IPO, or dissolution event. As of December 31, 2023, $341,999 in SAFEs were outstanding, with an additional $899,999 issued before the Series A-1 financing on April 5, 2024. All outstanding SAFEs converted into Series A-1 Preferred Shares at a conversion price of $1.65 per share upon the Equity Financing Event on April 5, 2024. Refer to Note 5, Stockholders’ Equity, for additional information on the Company’s convertible preferred stock.
The SAFEs are recorded as a liability in the consolidated balance sheet and the Company records subsequent changes in fair value in changes in fair value of SAFEs in the statements of operations and comprehensive loss. Debt issuance costs related to the SAFEs are expensed in the period incurred.
Fair Value of Financial Instruments
FASB ASC 820 “Fair Value Measurements and Disclosures” defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. Current assets and current liabilities qualified as financial instruments, and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization. The three levels are defined as follows:
•    Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•    Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.
•    Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.
As of the balance sheet dates, the estimated fair values of cash and cash equivalents and SAFEs approximated their carrying values due to the short-term nature of these instruments. Cash and cash equivalents (consisting of U.S. Treasury Bills) are classified as Level 1 inputs under the fair value hierarchy, as they are valued based on quoted market prices in active markets and totaled approximately $25.3 million and $4.0 million as of December 31, 2025 and 2024, respectively. The Company’s SAFEs are classified as Level 3 inputs, as their valuation involves significant unobservable inputs and management judgment. For SAFEs raised in December 2025, their fair value as of December 31, 2025 approximated their issuance cost which was $29.7 million; therefore, no remeasurement was required at year-end. Determining which category an asset or liability falls within the hierarchy requires significant judgment, and the Company evaluates the appropriateness of its hierarchy disclosures each reporting period.
During 2024, prior to their conversion, SAFE liabilities were remeasured using Level 3 inputs, resulting in a change in fair value included in the accompanying statements of operations and comprehensive loss.
On March 28, 2025, the Company issued 69,710 convertible Series B preferred shares (the preferred shares of which were retroactively restated as 529,944 common shares) for $1 million, and warrants to purchase 1,772,686 common shares at $0.01 per share, and included a side letter providing additional tax-related rights to the investor. The detachable warrants were measured at fair value on using Level 3 inputs. The Company initially measured the detachable warrants based on the fair value on the date of the grant in order to allocate the proceeds received between the convertible Series B preferred shares and the equity classified warrants in proportion to their respective fair values at issuance.

The Company estimated the fair value of the warrants with an exercise price of $0.01 per share, using the Black-Scholes option-pricing model (“OPM”). This model required the use of assumptions to determine the fair value, including:
•    Expected Term-The expected term represents the period that the warrants are expected to be outstanding. The warrants were eligible to be exercised, in whole or in part, at any time for up to 90 days following the issue date.
•    Expected Volatility-The Company uses an average historical stock price volatility of comparable public companies that were deemed to be representative of future stock price trends and is approximately 85%.
•    Risk-Free Interest Rate-The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards. The risk-free rate for the expected term of the warrants is approximately 4.3%.
•    Expected Dividend-The Company has never paid dividends on our common stock and have no plans to pay dividends on the common stock. Therefore, the Company used an expected dividend yield of zero.
On April 9, 2025, the investor exercised the warrants, providing $2,332 in additional cash consideration, resulting in the issuance of (1,772,686 shares of common stock, after giving retroactive effect to the Exchange Ratio described in Note 1).
Fair Value of Common Stock
Given the absence of a public trading market for the Company’s common stock, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ Practice Aid: Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the fair value, a number of objective and subjective factors were considered, which include factors such as: contemporaneous valuations performed by independent third-party specialists; the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions, and the superior rights, preferences, and privileges of the convertible preferred stock relative to the common stock at the time of each sale; the progress of the Company’s business strategy; external market and other conditions affecting the industry.
Stock-Based Compensation Expense
The Company measures stock-based awards granted to employees and nonemployees based on the fair value on the date of the grant and recognizes stock-based compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. The Company applies the straight-line method of expense recognition to all awards with only service-based vesting conditions and accounts for forfeitures as they occur.
The Company estimates the fair value of each stock option grant on the date of grant using the Black-Scholes OPM. This model requires the use of assumptions to determine the fair value of stock-based awards, including:
•    Expected Term-The expected term represents the period that the stock-based awards are expected to be outstanding. The Company uses the simplified method to determine the expected term, due to the limited history to estimate expected term, which is based on the average of the time-to-vesting and the contractual life of the options.
•    Expected Volatility-The Company uses an average historical stock price volatility of comparable pre-revenue public companies that were deemed to be representative of future stock price trends. The Company continues to utilize comparable public companies as part of this process as there is not sufficient trading history for the common stock. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of the Company’s stock price becomes available.
•    Risk-Free Interest Rate-The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.
•    Expected Dividend-The Company has never paid dividends on common stock and have no plans to pay dividends on the common stock. Therefore, the Company used an expected dividend yield of zero.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
A valuation allowance is recorded against deferred tax assets when, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Income tax amounts are therefore recognized for all situations where the likelihood of realization is greater than 50%. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in income tax expense.
Passive Foreign Investment Company
If the Company were determined to be a PFIC for any taxable year, a U.S. Holder would generally be subject to the unfavorable default tax regime unless such holder makes a timely and effective election to treat the Company as a Qualified Electing Fund (QEF) or a Mark-to-Market (MTM) election. The Company currently do not intend to provide U.S. Holders with the information necessary to make a QEF Election for any taxable year. However, while the Company has not made a commitment to provide such information, the Company acknowledges that under certain circumstances, such as if the PFIC status is definitive for a particular year, or if required by applicable securities laws or listing standards, the Company may be able to provide the requisite information (including the U.S. Holder’s pro rata share of the Company’s ordinary earnings and net capital gain) to permit U.S. Holders to make a QEF Election.
Segment information
Operating segments are defined as components of an enterprise for which discrete financial information is regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing operating performance. The CODM is the Company’s Chief Executive Officer. The measure of segment assets is reported on the consolidated balance sheet as total assets.
The CODM relies on the consolidated financial statements and net loss as presented within this report to evaluate the Company’s financial performance and make key operating decisions. The Company is in an early stage of development, focused on capital raising. Management oversees operations as a single segment for the purposes of allocating resources, assessing performance, and making operating decisions. The key area of focus for the Company’s CODM for allocation of resources is the cash used in operations. These consolidated financial statements provide a comprehensive view of the Company’s overall financial condition, including information on expenses, assets and liabilities. The significant expense categories are consistent with those presented on the face of the consolidated statements of operations and comprehensive loss. The CODM does not receive or use any other segmented or disaggregated financial or any significant expense information for decision making purposes.
Basic and Diluted Net Loss Per Share
The Company calculates basic net loss per share by dividing the net loss by the weighted average number of common shares outstanding during the period, without consideration of potential dilutive securities. Diluted net loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares outstanding during the period plus the dilutive effects of potentially dilutive securities outstanding during the period. Potentially dilutive securities include the Company’s SAFEs and stock options. The Company has generated a net loss for all periods presented, therefore diluted net loss per share is the same as basic net loss per share since the inclusion of potentially dilutive securities would be anti-dilutive.

Recently Issued Accounting Pronouncements
In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810)-Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”), which revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied prospectively. The Company has elected to early adopt ASU 2025-03 as of September 30, 2025. The adoption of ASU 2025-03 will not have any retrospective impact to the Company’s consolidated financial statements or disclosures.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses which includes amendments that require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments are effective for the Company’s annual periods beginning September 1, 2027, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is in the process of evaluating this ASU to determine its impact on the Company’s disclosures.
In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency and usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2025, on a prospective basis. The Company has adopted this standard as of December 31, 2025 and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new requirements.
3. Property and Equipment, Net
Property and equipment consist of the following:

	December 31, 2025	December 31, 2024
Computer equipment	$ 48,045	$ 3,957
Fitness equipment	198,468	—
Construction in process	196,667	—

Total property and equipment	443,180	3,957
Less: Accumulated depreciation and amortization	(9,376)	(823)

Total property and equipment, net	$ 433,804	$ 3,134

Depreciation and amortization expense was $8,553 and $759 for the years ended December 31, 2025 and 2024, respectively. Construction in process primarily consists of design services pertaining to the Company’s planned 50 meter portable pool in anticipation of the Enhanced Games.

4. Accounts Payable and Accrued Expenses
Accrued expenses consisted of the following:

	December 31, 2025	December 31, 2024
Salaries, wages and bonuses	$ 1,394,955	$ 975,835
Legal fees	124,920	529,745
Professional fees other than legal	999,599	116,319
Other accrued expenses	472,050	54,521
Professional fees—related party	—	224,756

Total accounts payable and accrued expenses	$ 2,991,524	$ 1,901,176

Amounts included in accounts payable and accrued expenses related to offering activities represent unpaid invoices and accrued professional fees that qualify as deferred financing costs, consisting of approximately $0.5 million of filing and accounting fees as of December 31, 2025.

5. Stockholders’ Equity
Common Stock
In accordance with the Company’s Memorandum and Articles of Association of Enhanced Ltd on February 17, 2023 (inception), the Company was authorized to issue 760 shares of par value $1.00 per share common stock. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, power, and preferences of the preferred stockholders.
In November 2023, through ordinary shareholder resolution, the Company approved the subdivision of all of the issued and outstanding ordinary shares being 760 ordinary shares of par value of $1.00 each to be subdivided into 10,000,000 shares of par value of $0.00001 per share common stock.
In November 2023, in the Amended and Restated Memorandum and Articles of Association of Enhanced Ltd the Company increased the authorized common shares by 20,546,287 shares, as approved by special resolution.
In connection with the Series A-1 and A-2 Preferred Stock Purchase Agreement (the preferred shares of which were retroactively restated as common shares in connection with the reverse recapitalization described in Note 1), the Company increased the number of common shares authorized to 105,990,111 common shares of par value of $0.00001, each, under the Amended and Restated Memorandum of Association of Enhanced Ltd dated as of March 26, 2024. The number of authorized shares was subsequently increased to 126,315,883 common shares under the Amended and Restated Memorandum and Articles of Association dated April 1, 2025.
On March 28, 2025, the Company issued 69,710 Series B preferred shares (the preferred shares of which were retroactively restated as 529,944 common shares) for $1 million, and warrants to purchase 1,772,686 common shares at $0.01 per share, and included a side letter providing additional tax-related rights to the investor. On April 9, 2025, the investor exercised the warrant, providing $2,332 in additional cash consideration, resulting in the issuance of 1,772,686 common shares.
As of December 31, 2025 and 2024, a total of 107,999,991 and 95,628,414 shares of common stock were issued and outstanding, respectively.
The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including actions taken by written consent in lieu of a meeting. There are no cumulative voting rights for the election of directors. The number of authorized shares of common stock may be increased or decreased by an ordinary resolution of the shareholders, subject to the rights of holders of previously outstanding preferred shares as set forth in the Amended and Restated Memorandum and Articles of Association.
Conversion of SAFEs and Issuance of Shares
Common stock sold (as retroactively restated for the impact of the reverse recapitalization described in Note 1) during the year ended December 31, 2025 consisted of the following:

Three Months Ended	Shares Sold	Par Value	Sales Price / Share	Total Proceeds
March 31, 2025	3,137,276	$ 0.0001	$ 1.89	$ 5,920,000 (1)
June 30, 2025	1,667,777	$ 0.0001	$ 1.89	3,147,136
September 30, 2025	927,391	$ 0.0001	$ 1.89	1,750,000
December 31, 2025	4,866,447	$ 0.0001	$ 1.89	9,182,844

	10,598,891			$ 19,999,980

(1)    Total proceeds from this includes warrants

On April 5, 2024, all SAFEs issued in 2023 and 2024 converted into common shares at a conversion price of $0.22 per share upon the Equity Financing Event. During 2024, prior to conversion, SAFE liabilities were remeasured resulting in a change in fair value included in the accompanying consolidated statements of operations and comprehensive loss of $316,145 for total conversions of SAFE to common shares of $1,558,143.
In connection with the issuance of shares above, the Company incurred issuance costs of $0.1 million within each of the years ended December 31, 2025 and 2024, respectively, are treated as a reduction in proceeds and recorded as a reduction to additional paid in capital.
Common stock sold and SAFEs converted to common stock (as retroactively restated for the impact of the reverse recapitalization described in Note 1) during December 31, 2024 consisted of the following:

Date Converted/Sold	Shares Converted/Sold	Par Value	Sales Price / Share	Total Proceeds
April 5 2024	5,722,318	$ 0.0001	$ 0.22	$ 1,241,998
April 5 2024	13,884,841	$ 0.0001	$ 0.43	6,029,987

	19,607,159			$ 7,271,985

6. Net Loss Per Share
Basic and diluted net loss per share of common stock for the years ended December 31, 2025 and 2024 was calculated as follows:

	For the Years Ended December 31,
	2025	2024
Numerator:
Net loss	$ (26,661,677)	$ (4,699,469)
Denominator:
Weighted average shares of common stock outstanding-basic and diluted	100,418,167	90,539,124

Net loss per share of common stock- basic and diluted	$ (0.27)	$ (0.05)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive:

	2025	2024
SAFEs	15,718,679	—
Stock options	11,107,937	—

Total	26,826,616	—
7. Stock-Based Compensation
In October 2025, the Company adopted the 2025 Company Incentive Plan (the “Plan”), under which up to 12,000,008 shares of Class A common stock were made available for issuance to employees, directors, and consultants in the form of stock options and other equity awards.
The fair value of stock options granted was estimated using the Black-Scholes option-pricing model. The assumptions used were not affected by the retroactive restatement and are unchanged from the amounts previously disclosed in this note (expected term 5.91 years, expected volatility 90%, risk-free interest rate 3.77%, expected dividend yield 0%).

Total stock-based compensation expense of approximately $3.5 million for the year ended December 31, 2025, and $6.8 million of unrecognized stock-based compensation expense as of December 31, 2025. No stock-based compensation expense was recognized for the year ended December 31, 2024.

A summary of stock option activity for the year ended December 31, 2025 is as follows:

	Shares	Weighted Avg. Exercise Price
Outstanding, December 31, 2024	—	—
Granted	11,154,006	$ 1.2260
Forfeited	(46,069)	1.2260

Outstanding, December 31, 2025	11,107,937	$ 1.2260
Exercisable, December 31, 2025	3,486,608	$ 1.2260
The weighted-average grant-date fair value of options granted during the year ended December 31, 2025 was $0.9261 per share.
8. Income Taxes
The Company was incorporated in the Cayman Islands and, through December 31, 2024, had no subsidiaries and conducted all activities at the Cayman parent level. As an exempted company incorporated in the Cayman Islands, the Company was not subject to income taxes in that jurisdiction.
In 2025, the Company formed Enhanced US, LLC, a wholly owned U.S. subsidiary, through which substantially all operations are conducted. As a result, beginning in 2025, the Company became subject to U.S. federal and applicable state income taxes, which are reflected in the Company’s consolidated income tax provision.
The Company remains subject to income tax filing requirements in the United States and the United Arab Emirates. The Company is in a pre-revenue stage of development and has incurred losses since inception.
The components of total loss before income taxes are as follows:

	For the Years Ended December 31,
	2025	2024
United States	$ (26,766,593)	$ —
Cayman Islands	104,916	(4,699,469)

Loss before income taxes	$ (26,661,677)	$ (4,699,469)

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

	Year ended December 31, 2025
Income tax at Cayman Islands statutory rate	$ —	— %
Domestic state and local income taxes, net of federal effect	—	— %
Foreign Tax Effects	—	— %
United States
Statutory rate difference between Cayman and U.S.	(5,620,984)	21.0%
Local taxes at a rate different than the statutory rate	(1,190,853)	4.5%
Changes in valuation allowances	6,029,335	(22.6)%
Non-deductible transaction related costs	380,731	(1.4)%
Non-deductible stock compensation	316,464	(1.2)%
Other non-deductible	85,307	(0.3)%

Effective tax rate	$ —	— %
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The components of deferred tax assets and liabilities consisted of the following:

Year Ended December 31, 2025
Deferred tax assets:
Federal net operating loss carryforwards	$ 4,209,408
State net operating loss carryforwards	1,026,902
Reserves and accruals	364,571
Stock-based compensation	511,112

Total deferred tax assets	6,111,993
Valuation allowance	(6,029,335)

Net total deferred tax assets	$ 82,658

Deferred tax liabilities:
Depreciation and amortization	(52,064)
Other	(30,594)

Total deferred tax liabilities	$ (82,658)

Net deferred tax assets	$ —
As of December 31, 2025, the Company has a valuation allowance of approximately $6.0 million against all domestic deferred tax assets. Management assesses the need for the valuation allowance on a quarterly basis.

In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and past financial performance. As a result, management has concluded, as of the balance sheet date, it is more likely than not the Company’s net domestic deferred tax assets will not be realized, and a full valuation allowance against all net domestic deferred tax assets is warranted as of December 31, 2025. The valuation allowance against these deferred tax assets may require adjustment in the future based on changes in the mix of temporary differences, changes in tax laws, and operating performance. If and when the Company determines the valuation allowance should be released (i.e., reduced), the adjustment would result in a tax benefit reported in that period’s consolidated statements of operations, the effect of which would be an increase in reported net income.
As of December 31, 2025, the Company has federal and state net operating loss carryforwards of $20.0 million in each jurisdiction. The federal tax carryforwards do not expire, while the state carryforwards begin to expire in 2045. Utilization of the U.S. federal and state net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986 (“Section 382”). Within 2025, the Company experienced equity transactions and changes in ownership that may have resulted in an ownership change within the meaning of Section 382. In addition, the proposed business combination may result in an ownership change under Section 382. As a result, the Company’s ability to utilize its net operating loss carryforwards and certain other tax attributes may be subject to additional annual limitations following the consummation of the business combination. The Company is in the process of evaluating the impact of any such limitation on its tax attributes. Any such limitation would not have a material impact on the Company’s consolidated financial statements.
In 2025, the Company is only subject to state and local income taxes in New York and does not currently have any cash income tax expense in this jurisdiction.
9. Commitments and Contingencies
From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations.
In August 2025, the Company engaged a vendor design services pertaining to the Company’s planned 50 meter portable pool with a total commitment of approximately $250,000. The Company has incurred approximately $196,667 for these services as of December 31, 2025 and no amounts have been paid as of this date. As of December 31, 2025, the Company’s incurred amounts pertaining to this contract have been included within construction in process, property and equipment, net within the consolidated balance sheets.
As of December 31, 2025, the Company has advanced its planning and design of its 50 meter portable pool and paid $389,000 of construction deposits. The Company has accounted for the construction deposits paid of $389,000 within deposit assets, long-term, within the Company’s consolidated balance sheets. Refer to Note 11, Subsequent Events, for additional information.
During 2025, the Company has entered into a binding agreement for event space, accommodations, and related services for an event scheduled in May 2026 of the Company’s anticipated Enhanced Games. Under the terms of the agreement, the Company has paid non-refundable deposits of $145,000 and $442,000 as of December 31, 2025 and is obligated to pay an additional deposit of approximately $587,000 on February 10, 2026. The total deposit commitment is $1,174,000. The agreement also includes a minimum food and beverage spend of $100,000 and performance obligations related to a contracted room block, with potential liquidated damages if the minimums are not met. These commitments are non-cancellable with the exception of certain circumstances such as termination for default. As of December 31, 2025, the Company’s obligations incurred and paid to date have been included within deposit assets on the consolidated balance sheets.
During 2025, the Company entered into a contract for a portable six lane track system with a total commitment of approximately $1,942,000. The Company has been invoiced $971,000, of which $495,000 has been paid as of December 31, 2025. As of December 31, 2025, the Company’s invoiced amounts pertaining to this contract have been included within deposit assets, long term, and remaining invoiced amounts within deposit liabilities.
As of December 31, 2025, there are no other matters which would have a material impact on the Company’s financial results.

10. Related parties
During the third quarter of 2025, Dr. Aron D’Souza resigned from all positions including as our President and Founder, and Chairman of the Board of Directors. For the years ended 2025 and 2024, Dr. D’Souza incurred business and consulting expenses of approximately $393,945 and $1,033,811, respectively, on behalf of the Company while the Company was seeking SAFE and Series A and B funding and was subsequently reimbursed by the Company. In relation to these expenses and consulting services performed, as of December 31, 2025 and December 31, 2024, Dr. D’Souza was owed $0 and $224,756, respectively. These amounts are included within accounts payable and accrued expenses on the Company’s consolidated balance sheets.
During 2025, the Company reimbursed Apeiron Investment Group Limited and its affiliates (collectively, “Apeiron”) out of pocket costs, fees and expenses of $250,000 pertaining to additional acquisition of securities of the Company. Christian Angermayer a non-employee Director of the Company, and Founder of Apeiron, is a significant owner of the Company through affiliated entities.
11. Subsequent Events
The Company has evaluated subsequent events through February 12, 2026, the date when the financial statements were available to be issued. Except as described below or elsewhere in these consolidated financial statements, the Company has concluded that no subsequent events have occurred that require disclosure.
On January 9, 2026, the Company engaged a vendor to construct the Company’s planned 50 meter portable pool with a total commitment of approximately $6.1 million.